September 17, 2008

VIA EDGAR FILING

To:           United States Securities and Exchange Commission
Attn: Megan Akst
One Station Place
Washington, D.C. 20549

Re:           Company Name: CoConnect, Inc. (the “Company”)

Dear Ms. Akst:

Please accept the below narrative which has been prepared by the Company in response to your communication dated July 28, 2008 regarding the review of the Company’s Form 10-KSB/A filed with the Securities and Exchange Commission on July 22, 2008. The Company’s response has been prepared based on a review of materials in the possession of the Company at this time. The Company reserves the right to amend its response to include additional information should such additional information become available to the Company and provide a more complete answer to an element of the subject inquiry.

In connection with responding to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment number one:  Please refer to prior comment 1. Your revised disclosure only addresses management’s evaluation of disclosure controls and procedures and not managements assessment of internal control over financial reporting as of December 31, 2007. As a result, it does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting. As previously requested if your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

Response: The Company has performed its assessment of internal control over financial reporting and its evaluation of disclosure controls and procedures and has amended Section 8(A) of its Form 10-KSB for the period ending December 31, 2007 to disclose such findings therein.

I hope that the information provided and attached hereto adequately responds to your request.  Should you wish to discuss any of the enclosed materials or responses to your questions, please feel free to contact me at 760-804-8844.

Very truly yours,

CoConnect, Inc.

/s/ Mark L. Baum
_________________________________
By: Mark L. Baum
Its: Chief Executive Officer